UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 204

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP NO. 45668X 204	13G	Page 2 of 5

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IL Venture Capital, LLC; EIN:57-1142312

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 45668X 204	13G	Page 3 of 5

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) All of the shares were owned by IL Venture Capital, LLC.  Ira M. Lubert is the sole managing member of IL Venture Capital, LLC.

CUSIP NO. 45668X 204	13G	Page 4 of 5

Item 1.
	(a)	Name of Issuer: InfoLogix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2.
	(a)	Name of Person Filing: IL Venture Capital, LLC Ira M. Lubert
	(b)	Address of Principal Business Office or, if none, Residence: 2929 Arch Street, 16th Floor, Philadelphia, PA 19104
	(c)	Citizenship: IL Venture Capital LLC (Delaware, USA) Ira M. Lubert (United States)
	(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share
	(e)	CUSIP Number: 45668X 204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4.	Ownership.
	(a)	Amount beneficially owned: 0 Shares All of the shares were owned by IL Venture Capital, LLC. Ira M. Lubert is the sole managing member of IL Venture Capital LLC.
	(b)	Percent of class: 0%

CUSIP NO. 45668X 204	13G	Page 5 of 5

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A
Item 10	Certifications.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2010

IL Venture Capital, LLC
By:	/s/ Ira M. Lubert
Name: Ira M. Lubert
Title: Managing Member

/s/ Ira M. Lubert
Ira M. Lubert